February 16, 2021 VIA EDGAR Division of Corporate Finance United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	VPC Impact Acquisition Holdings
Draft Registration Statement on Form S-4
Submitted February 16, 2021
CIK No. 0001820302

Ladies and Gentlemen:

On the date hereof, VPC Impact Acquisition Holdings (the “Company”) has submitted on a confidential basis a Draft Registration Statement on Form S-4 (the “Draft Registration Statement”) with the Securities and Exchange Commission. The Company is submitting the Draft Registration Statement prior to the end of twelfth month following September 22, 2020, the effective date of the Company’s registration statement on Form S-1 (File No. 333-248619), filed in connection with the Company’s initial public offering under the Securities Act of 1933, as amended (the “Securities Act”). On behalf of the Company, we confirm that the Company will file the registration statement no later than 48 hours prior to the requested effective date and time, in compliance with Rules 460 and 461 under the Securities Act.

Please do not hesitate to contact me by telephone at (202) 637-6274 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Era Anagnosti

Era Anagnosti

Partner

White & Case LLP

cc:	John Martin (VPC Impact Acquisition Holdings)

Gordon Watson (VPC Impact Acquisition Holdings)

Olibia Stamatoglou (VPC Impact Acquisition Holdings)

Joel Rubinstein (White & Case LLP)

Elliott Smith (White & Case LLP)

Matt Lyons (Shearman & Sterling LLP)

Alan Bickerstaff (Shearman & Sterling LLP)